

June 8, 2022

Robert Andersen
Chief Financial Officer
Xperi Holding Corporation
3025 Orchard Parkway
San Jose, California 95134

> **Re: Xperi Holding Corporation**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 24, 2022**
> **Form 8-K**
> **Filed May 9, 2022**
> **File No. 001-39304**

Dear Mr. Andersen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished May 9, 2022

Exhibit 99.1 Earnings Release
Financial Outlook, page 2

1. We note your full year 2022 outlook categories including operating expenses excluding COGS which is a non-GAAP measure. Please revise your label to clearly depict this is an adjusted measure as it reflects only certain adjustments rather than other entire GAAP line items. Additionally, clarify if COGS is synonymous for your cost of revenue financial statement label within your statements of operations.

Diluted earnings per share attributable to the Company, page 8

2. We note your reconciliation includes an adjustment for difference in shares used in the

Robert Andersen
Xperi Holding Corporation
June 8, 2022
Page 2

calculation. Please revise to provide an explanation as to the nature and calculation of this adjustment.

GAAP to Non-GAAP Reconciliations, page 8

3.   We note your adjustment of tax provision recorded in excess of cash taxes paid. Please tell us and provide an explanation as to the nature and calculation of this adjustment and the reasons why management believes this information is useful to investors and tell us your consideration to disclose these reasons pursuant to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing